Form U-13-60/A
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


             Beginning January 1, 2001 and Ending December 31, 2001
                       ---------------            -----------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU SERVICE, INC.
           ----------------------------------------------------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company
               --------------------------------------------------
                           ("Mutual" or "Subsidiary")


                      Date of Incorporation April 30, 1970
                                            --------------
             If not Incorporated, Date of Organization ____________


State or Sovereign Power under which Incorporated or Organized Pennsylvania
                                                               ------------


Location of Principal Executive Offices of Reporting Company:

                      76 South Main Street, Akron, OH 44308
                      -------------------------------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                         300 Madison Avenue
P. R. Chatman           Assistant Controller             Morristown, NJ  07967
------------------------------------------------------------------------------
     (Name)                   (Title)                          (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                     FirstEnergy Corp. (File No. 049-00055)
-------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU SERVICE, INC.
                                       -----------------

                     For the Year Ended December 31, 2001
                                        -----------------



      On April 28, 2002, GPU Service, Inc. (GPUS) filed Form U-13-60 for the year ended December 31, 2001. Subsequent to the filing, GPUS realized although the total amount billed to associate companies were reported correctly, the spilt between direct costs and indirect costs billed to associate companies were not. During 2001, the Operations Division of GPUS was reorganized to a regional based organization, and the few remaining GPUN employees were transferred to GPUS. The SAP report used to prepare direct costs and indirect costs analysis for Form U-13-60 was not updated to reflect the new organizational structure in 2001. As a result, GPUS overstated direct costs and understated indirect costs on Form U-13-60 for the year ended December 31, 2001. Since then, GPUS revised the SAP report to reflect the update organizational structure. GPUS is filing amendment to Form U-13-60 to amend certain schedules that were impacted by the update.


-------------------------------------------------------------------------------

  LISTING OF AMENDMENT SCHEDULES                                       Page
  ------------------------------                                      Number
-------------------------------------------------------------------------------

  Description of Schedules and Accounts         Schedule or Account
                                                      Number
-------------------------------------------------------------------------------


      ANALYSIS OF BILLING --ASSOCIATE COMPANIES       Account 457       21
      ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
      AND NONASSOCIATE COMPANIES                      Schedule XVI      23
      SCHEDULE OF EXPENSE BY DEPARTMENT OR
      SERVICE FUNCTION                                Schedule XVII    24-25B
      DEPARTMENTAL ANALYSIS OF SALARIES               Account 920       26


-------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU SERVICE, INC.
                                      -------------------

                     For the Year Ended December 31, 2001
                                        -----------------


                              ANALYSIS OF BILLING

                              ASSOCIATE COMPANIES
                                  ACCOUNT 457
-------------------------------------------------------------------------------
                               DIRECT       INDIRECT  COMPENSATION   TOTAL
                               COSTS         COSTS      FOR USE      AMOUNT
NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED    OF CAPITAL    BILLED
                               -------      --------  ------------
                                457-1        457-2       457-3
-------------------------------------------------------------------------------

GPU, INC.                      $  2,274     $ 5,705    $   -        $  7,979

JERSEY CENTRAL POWER
  & LIGHT COMPANY               221,710      54,411        -         276,121

PENNSYLVANIA ELECTRIC
  COMPANY                       100,023      52,885        -         152,908

METROPOLITAN EDISON
  COMPANY                        92,287      44,118        -         136,405

GPU POWER, INC.                   1,496          99        -           1,595

GPU ELECTRIC, INC.                  314       1,094        -           1,408

GPU ADVANCED RESOURCES, INC.         90         125        -             215

MYR GROUP INC.                    1,379         330        -           1,709

GPU TELCOM SERVICES, INC.         5,664         287        -           5,951

GPU DIVERSIFIED HOLDINGS, LLC        80           -        -              80

FIRSTENERGY SERVICE COMPANY       1,155           -        -           1,155

OHIO EDISON COMPANY                  24           -        -              24

FIRSTENERGY SOLUTIONS CORP.           1           -        -               1

FIRSTENERGY CORP.                 2,102           -        -           2,102
                                -------     -------     --------     -------

TOTAL                          $428,599    $159,054    $   -        $587,653
                                =======     =======     ========     =======

-------------------------------------------------------------------------------

                                                                                                                      23
                                              ANNUAL REPORT OF GPU SERVICE, INC.
                                                               -----------------
                                             For the Year Ended December 31, 2001
                                                                -----------------
-----------------------------------------------------------------------------------------------------------------------------
                                                         SCHEDULE XVI
                                                         ------------
                                               ANALYSIS OF CHARGES FOR SERVICE
                                               -------------------------------
                                             ASSOCIATE AND NONASSOCIATE COMPANIES
                                             ------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                      ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                      -------------------------    ----------------------------    --------------------------
                                       DIRECT   INDIRECT             DIRECT  INDIRECT              DIRECT   INDIRECT
      DESCRIPTION OF ITEMS              COST      COST    TOTAL        COST     COST      TOTAL     COST      COST     TOTAL
----------------------------------------------------------------------------------------------------------------------------

920   SALARIES AND WAGES              $217,336  $159,100  $376,436                               $217,336  $159,100  $376,436
921   OFFICE SUPPLIES & EXPENSES       125,738   (25,535)  100,203      $346   $ 10       $356    126,084   (25,525)  100,559
922   ADMINISTRATIVE EXPENSE
        TRANSFERRED-CREDIT
923   OUTSIDE SERVICES EMPLOYED          2,693    33,523    36,216                                  2,693    33,523    36,216
924   PROPERTY INSURANCE                    95        12       107                                     95        12       107
925   INJURIES AND DAMAGES               3,247     6,262     9,509                                  3,247     6,262     9,509
926   EMPLOYEE PENSIONS & BENEFITS      32,005   (34,945)   (2,940)                                32,005   (34,945)   (2,940)
928   REG. COMMISSION EXPENSE
930.1 GENERAL ADVERTISING EXPENSES         860       (21)      839                                    860       (21)      839
930.2 MISC. GENERAL EXPENSES               869     2,097     2,966                                    869     2,097     2,966
931   RENTS                             18,360   (14,585)    3,775                                 18,360   (14,585)    3,775
932   MAINTENANCE OF STRUCTURES
        AND EQUIPMENT                    1,324     1,894     3,218                                  1,324     1,894     3,218
403   DEPRECIATION & AMORTIZATION
      EXPENSE                              (73)    5,762     5,689                                    (73)    5,762     5,689
408   TAXES OTHER THAN INCOME TAXES     19,865    10,240    30,105                                 19,865    10,240    30,105
409   INCOME TAXES                               (20,655)  (20,655)                                         (20,655)  (20,655)
410   PROVISION FOR DEFERRED
        INCOME TAXES                              18,484    18,484                                           18,484    18,484
411   PROVISION FOR DEFERRED
        INCOME TAXES - CREDIT                     15,562    15,562                                           15,562    15,562
411.5 INVESTMENT TAX CREDIT
426.1 DONATIONS                          1,687        96     1,783                                  1,687        96     1,783
426.5 OTHER DEDUCTIONS                   1,251     1,120     2,371                                  1,251     1,120     2,371
427   INTEREST ON LONG-TERM DEBT                     266       266                                              266       266
431   OTHER INTEREST EXPENSE               175       540       715                                    175       540       715

-----------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:Total cost of service will
            equal for associate and
            nonassociate companies the
            total amount billed under
            their separate analysis of
            billing schedules.
-----------------------------------------------------------------------------------------------------------------------------
    TOTAL EXPENSES                   = 425,432   159,217   584,649       346     10        356    425,778   159,227   585,005
                                       -------   -------   -------       ---    ---        ---    -------   -------   -------
    COMPENSATION FOR USE OF EQUITY
      CAPITAL                        = -------   -------   -------       ---    ---        ---    -------   -------   -------
430 INTEREST ON DEBT TO ASSOC.
      COMPANIES                      =   3,219               3,219                                  3,219               3,219
                                       -------   -------   -------       ---    ---        ---     ------   -------   -------
    TOTAL COST OF SERVICE             $428,651  $159,217  $587,868      $346   $ 10       $356   $428,997  $159,227  $588,224
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                            24
                                         ANNUAL REPORT OF GPU SERVICE, INC.
                                                 -----------------
                                        For the Year Ended December 31, 2001
                                                 -----------------
------------------------------------------------------------------------------------------------------------------
                                                   SCHEDULE XVII
                                                   -------------
                                          SCHEDULE OF EXPENSE DISTRIBUTION
                                          --------------------------------
                                                         BY
                                           DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------------------------------
                                                                        DEPARTMENT OR SERVICE FUNCTION
                                                                  ------------------------------------------------
                                                                  CUSTOMER &                MANAGE
                                                        TOTAL     REGULATORY  MATERIAL &  FINANCIAL     HUMAN
 DESCRIPTION OF ITEMS                                   AMOUNT     SERVICE     SUPPLIES   PERFORMANCE RESOURCES
------------------------------------------------------------------------------------------------------------------
920      SALARIES AND WAGES                              376,436      45,319      17,560      34,959       9,200
921      OFFICE SUPPLIES AND EXPENSES                    100,559      (2,001)    (47,152)     (1,022)     (2,357)
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             -           -           -           -           -
923      OUTSIDE SERVICES                                 36,216      11,257       1,866       3,245       5,606
924      PROPERTY INSURANCE                                  107           -           -           -           -
925      INJURIES AND DAMAGES                              9,509        (811)          -           -      (1,410)
926      EMPLOYEE PENSIONS AND BENEFITS                   (2,940)      7,645       3,272     (64,359)      6,720
928      REGULATORY COMMISSION EXPENSE                         -           -           -           -           -
930.1    GENERAL ADVERTISING EXPENSES                        839         (40)          -           -           -
930.2    MISC. GENERAL EXPENSES                            2,966         826        (134)      1,383          21
931      RENTS                                             3,775        (210)     (4,040)          -          (8)
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT           3,218           1         (67)          3       1,955
403      DEPRECIATION AND AMORTIZATION EXPENSE             5,689           -         323        (375)          -
408      TAXES OTHER THAN INCOME TAXES                    30,105       2,140         967       2,011       3,106
409      INCOME TAXES                                    (20,655)          -           -       3,011           -
410      PROVISION FOR DEFERRED INCOME TAXES              18,484           -           -           -           -
411      PROVISION FOR DEFERRED INCOME TAXES - CREDIT     15,562           -           -           -           -
411.5    INVESTMENT TAX CREDIT                                 -           -           -           -           -
426.1    DONATIONS                                         1,783       1,651           -           -           -
426.5    OTHER DEDUCTIONS                                  2,371         901         108         431        (500)
427      INTEREST ON LONG TERM DEBT                          266           -           -           -           -
430      INTEREST ON DEBT TO ASSOC. COMPANIES              3,219           -           -       3,219           -
431      OTHER INTEREST EXPENSE                              715           9           -         253           3
------------------------------------------------------------------------------------------------------------------
INSTRUCTION:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Account System: Uniform System Account)
------------------------------------------------------------------------------------------------------------------
    TOTAL EXPENSES                                       588,224      66,687     (27,297)    (17,241)     22,336
------------------------------------------------------------------------------------------------------------------

                                                                                                        25
                                         ANNUAL REPORT OF GPU SERVICE, INC.
                                                          -----------------
                                        For the Year Ended December 31, 2001
                                                           -----------------
                                                   SCHEDULE XVII
                                                   -------------
                                          SCHEDULE OF EXPENSE DISTRIBUTION
                                          --------------------------------
                                                         BY
                                           DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------------------------------
                                                                   DEPARTMENT OR SERVICE FUNCTION
                                                         ---------------------------------------------------------
                                                                                         NORTHERN      CENTRAL
                                                         TECHNICAL                       NEW JERSEY    NEW JERSEY
 DESCRIPTION OF ITEMS                                    SERVICES    TELECOMMUNICATION     REGION        REGION
------------------------------------------------------------------------------------------------------------------
920      SALARIES AND WAGES                                54,162           6,826         53,485         2,664
921      OFFICE SUPPLIES AND EXPENSES                     (15,235)          5,057)        16,187         2,164
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              -               -              -             -
923      OUTSIDE SERVICES                                   6,407             731         (2,967)          125
924      PROPERTY INSURANCE                                    80               -              -             -
925      INJURIES AND DAMAGES                                  16               7              -             -
926      EMPLOYEE PENSIONS AND BENEFITS                    12,635             364         10,716        11,795
928      REGULATORY COMMISSION EXPENSE                          -               -              -             -
930.1    GENERAL ADVERTISING EXPENSES                          (3)              1            (14)            -
930.2    MISC. GENERAL EXPENSES                               232              11            209             3
931      RENTS                                                (17)            158          4,430         1,074
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT              140              17            (31)            -
403      DEPRECIATION AND AMORTIZATION EXPENSE                  -               -              -             -
408      TAXES OTHER THAN INCOME TAXES                      3,257             265          4,229         4,435
409      INCOME TAXES                                      (5,052)              -              -             -
410      PROVISION FOR DEFERRED INCOME TAXES                    -               -              -             -
411      PROVISION FOR DEFERRED INCOME TAXES - CREDIT           -               -              -             -
411.5    INVESTMENT TAX CREDIT                                  -               -              -             -
426.1    DONATIONS                                             10               -              1             1
426.5    OTHER DEDUCTIONS                                       -               -             (6)           (2)
427      INTEREST ON LONG TERM DEBT                             -               -              -             -
430      INTEREST ON DEBT TO ASSOC. COMPANIES                   -               -              -             -
431      OTHER INTEREST EXPENSE                                19               -              -             -
------------------------------------------------------------------------------------------------------------------
INSTRUCTION:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Account System: Uniform System Account)
------------------------------------------------------------------------------------------------------------------
    TOTAL EXPENSES                                         56,651           3,323         86,239        22,259
------------------------------------------------------------------------------------------------------------------

                                                                                                        25A
                                         ANNUAL REPORT OF GPU SERVICE, INC.
                                                          -----------------
                                        For the Year Ended December 31, 2001
                                                           -----------------
                                                   SCHEDULE XVII
                                                   -------------
                                          SCHEDULE OF EXPENSE DISTRIBUTION
                                          --------------------------------
                                                         BY
                                           DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------------------------------
                                                                     DEPARTMENT OR SERVICE FUNCTION
                                                           -------------------------------------------------------
                                                               EASTERN       WESTERN                   CORPORATE
                                                             PENNSYLVANIA  PENNSYLVANIA   PRESIDENT-    FINANCIAL
 DESCRIPTION OF ITEMS                                           REGION        REGION       OPERATION   PERFORMANCE
------------------------------------------------------------------------------------------------------------------
920      SALARIES AND WAGES                                      21,794        33,174        1,372        10,651
921      OFFICE SUPPLIES AND EXPENSES                             6,144         9,817         (139)       (1,248)
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                    -             -            -             -
923      OUTSIDE SERVICES                                           455         1,195          122         2,333
924      PROPERTY INSURANCE                                           -            13            -            14
925      INJURIES AND DAMAGES                                         -             -            -         9,954
926      EMPLOYEE PENSIONS AND BENEFITS                           8,956        10,689          146       (10,605)
928      REGULATORY COMMISSION EXPENSE                                -             -            -             -
930.1    GENERAL ADVERTISING EXPENSES                                (7)          (12)           -             -
930.2    MISC. GENERAL EXPENSES                                     130           330            -           163
931      RENTS                                                    3,494         5,053          (20)       (6,030)
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT                    (23)          (50)           -            25
403      DEPRECIATION AND AMORTIZATION EXPENSE                        -           (21)           -         5,762
408      TAXES OTHER THAN INCOME TAXES                            3,458         4,315           36         1,164
409      INCOME TAXES                                                 -             -            -       (18,614)
410      PROVISION FOR DEFERRED INCOME TAXES                          -             -            -        18,484
411      PROVISION FOR DEFERRED INCOME TAXES - CREDIT                 -             -            -        15,562
411.5    INVESTMENT TAX CREDIT                                        -             -            -             -
426.1    DONATIONS                                                    1            24            -             -
426.5    OTHER DEDUCTIONS                                             7             8            -           280
427      INTEREST ON LONG TERM DEBT                                   -             -            -           266
430      INTEREST ON DEBT TO ASSOC. COMPANIES                         -             -            -             -
431      OTHER INTEREST EXPENSE                                       -            (9)           -           296
-------------------------------------------------------------------------------------------------------------------
INSTRUCTION:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Account System: Uniform System Account)
-------------------------------------------------------------------------------------------------------------------
    TOTAL EXPENSES                                               44,409        64,526        1,517        28,457
-------------------------------------------------------------------------------------------------------------------

                                                                                                       25B
                                         ANNUAL REPORT OF GPU SERVICE, INC.
                                                          -----------------
                                        For the Year Ended December 31, 2001
                                                           -----------------
                                                   SCHEDULE XVII
                                                   -------------
                                          SCHEDULE OF EXPENSE DISTRIBUTION
                                          --------------------------------
                                                         BY
                                           DEPARTMENT OR SERVICE FUNCTION
-------------------------------------------------------------------------------------------------------------------
                                                                    DEPARTMENT OR SERVICE FUNCTION
                                                        -----------------------------------------------------------
                                                                                                 SERVICE BILL TO
                                                                                                  BALANCE SHEET
                                                          CORPORATE    CORPORATE    GOVERNANCE      INCLUDING
 DESCRIPTION OF ITEMS                                       LEGAL       AFFAIRS    - EXECUTIVE   CAPITAL PROJECT
-------------------------------------------------------------------------------------------------------------------
920      SALARIES AND WAGES                                 9,809        4,417         3,132            67,912
921      OFFICE SUPPLIES AND EXPENSES                       1,803         (205)         (184)          139,044
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              -            -             -                 -
923      OUTSIDE SERVICES                                   2,677          758          (602)            3,008
924      PROPERTY INSURANCE                                     -            -             -                 -
925      INJURIES AND DAMAGES                                   -            -             -             1,753
926      EMPLOYEE PENSIONS AND BENEFITS                      (220)         (95)          (67)             (532)
928      REGULATORY COMMISSION EXPENSE                          -            -             -                 -
930.1    GENERAL ADVERTISING EXPENSES                           -           19             -               895
930.2    MISC. GENERAL EXPENSES                               (22)           3            11              (200)
931      RENTS                                             (2,150)        (955)       (1,287)            4,283
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT                -            -             -             1,248
403      DEPRECIATION AND AMORTIZATION EXPENSE                  -            -             -                 -
408      TAXES OTHER THAN INCOME TAXES                        417          177           128                 -
409      INCOME TAXES                                           -            -             -                 -
410      PROVISION FOR DEFERRED INCOME TAXES                    -            -             -                 -
411      PROVISION FOR DEFERRED INCOME TAXES - CREDIT           -            -             -                 -
411.5    INVESTMENT TAX CREDIT                                  -            -             -                 -
426.1    DONATIONS                                              -           95             -                 -
426.5    OTHER DEDUCTIONS                                   1,144            -             -                 -
427      INTEREST ON LONG TERM DEBT                             -            -             -                 -
430      INTEREST ON DEBT TO ASSOC. COMPANIES                   -            -             -                 -
431      OTHER INTEREST EXPENSE                                55            3            86                 -
INSTRUCTION:
        Indicate each department or service function.
        (See Instruction 01-3 General Structure of
        Account System: Uniform System Account)
------------------------------------------------------------------------------------------------------------------
    TOTAL EXPENSES                                         13,513        4,217         1,217           217,411
------------------------------------------------------------------------------------------------------------------

                                                                                    26

                            ANNUAL REPORT OF GPU SERVICE, INC.
                                             -----------------

                           For the Year Ended December 31, 2001
                                              -----------------
--------------------------------------------------------------------------------------------

                             DEPARTMENTAL ANALYSIS OF SALARIES
                             ---------------------------------

                                        ACCOUNT 920
--------------------------------------------------------------------------------------------
                                          DEPARTMENTAL SALARY EXPENSE
                                 ---------------------------------------------     NUMBER
NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
                                           -----------------------------------    ----------
Indicate each department          TOTAL    PARENT       OTHER           NON         END OF
or service function.              AMOUNT   COMPANY    ASSOCIATES     ASSOCIATES      YEAR
--------------------------------------------------------------------------------------------

Customer & Regulatory Services   $ 45,319   $    -     $ 45,319        $  -          514

Material & Supplies                17,560        -       17,560           -          244

Manage Financial Performance       34,959      275       34,684           -          148

Human Resources                     9,200                 9,200           -           67

Technical Services                 54,162       10       54,152           -          506

Telecommunication                   6,826        -        6,826           -           51

Northern New Jersey-Region         53,485        -       53,485           -          733

Central New Jersey-Region           2,664        -        2,664           -          925

Eastern Pennsylvania-Region        21,794        -       21,794           -          696

Western Pennsylvania-Region        33,174        -       33,174           -          909

President - Operations              1,372        -        1,372           -           17

Corporate Financial Performance    10,651    1,755        8,896           -           88

Corporate Legal                     9,809      721        9,088           -           69

Corporate Affairs                   4,417      399        4,018           -           25

Governance Executive                3,132      429        2,703           -            4

Service bill to Balance Sheet
including Capital Project          67,912        4       67,908           -            -

                                  -------    -----      -------         ---        -----

                   TOTAL         $376,436   $3,593     $372,843        $  -        4,996
                                  =======    =====      =======         ===        =====

----------------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU SERVICE, INC.
                                       -----------------

                     For the Year Ended December 31, 2001
                                        -----------------




                               SIGNATURE CLAUSE

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                   GPU SERVICE, INC.
                         -------------------------------------------
                             (Name of Reporting Company)

                         By: /s/ P. R. Chatman
                            ----------------------------------------
                             (Signature of Signing Officer)

                         P. R. Chatman, Assistant Controller
                         -------------------------------------------
                         (Printed Name and Title of Signing Officer)


        Date:  October 4, 2002
               ---------------